Exhibit 21
Ally Financial Inc.

Ally Financial Inc. Subsidiaries as of December 31, 2012

Name of subsidiary	State or sovereign power of incorporation
Ally Financial Inc.	Delaware
Ally Auto Assets LLC	Delaware
Ally Insurance Holdings Inc.	Delaware
Aba Seguros, S.A. de C.V.	Mexico
Motors Insurance Corporation	Michigan
Ally Wholesale Enterprises LLC	Delaware
Basic Credit Holding Company, L.L.C.	Delaware
Capital Auto Receivables LLC	Delaware
Central Originating Lease, LLC	Delaware
GMAC International Holdings BV	Netherlands
Ally Credit Canada Limited	Canada
GMAC Mortgage Group LLC	Delaware
IB Finance Holding Company, LLC	Delaware
Ally Bank	Utah
Ally Credit, S.A. de C.V. Sociedad Financiera de Objeto Multiple, Entidad No Regulada	Mexico
All Investment Management, LLC	Delaware
Ally Mexico Holdings LLC	Delaware
Ally Securities, LLC	Delaware
Ally Servicing, LLC	Delaware
GMAC International Holdings Cooperatief U.A.	Netherlands